FRANK’S INTERNATIONAL N.V.

Mastenmakersweg 1

1786 PB Den Helder

The Netherlands

July 19, 2021

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.

Amendment No. 2 to Registration Statement on Form S-4

Filed June 22, 2021

File No. 333-255496

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company”, “Frank’s,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 9, 2021, with respect to Amendment No. 2 to Registration Statement on Form S-4, File No. 333-255496, filed with the Commission on June 22, 2021. Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). The Amended Registration Statement and the responses below include information provided by Expro Group Holdings International Limited (“Expro”) in response to certain of the comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified.

Amendment No. 2 to Registration Statement on Form S-4

Exhibit 5.1, page 2

1.

Please have counsel revise its legal opinion to quantify the securities being registered under the registration statement, opine as to the due authorization of the replacement warrants, and remove the assumptions in clauses d., e. and g. of the legal opinion. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

RESPONSE: The Company respectfully advises the Staff that its counsel has revised the opinion filed as Exhibit 5.1 to quantify the securities being registered under the registration statement, opine as to the due authorization of the replacement warrants and remove the assumptions in clauses d., e. and g. of the opinion. Please see Exhibit 5.1 to the Amended Registration Statement.

Securities and Exchange Commission

July 19, 2021

Material U.S. Federal Income Tax Consequences to the Frank’s Shareholders as a Result of the Merger, page 96

2.

We note your response to prior comment 1. Please revise to state clearly whether the transaction will qualify as a reorganization within the meaning of Section 368(a) of the Code, and include a tax opinion from counsel supporting this conclusion as appropriate. See Item 4(a)(6) of Form S-4, and Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III of Staff Legal Bulletin No. 19. In that regard, we note that the registration statement constitutes a prospectus of Frank’s under the Securities Act with respect to the shares of Frank’s common stock to be issued to Expro shareholders in connection with the merger.

RESPONSE: The Company respectfully advises the Staff that it has revised the Amended Registration Statement to clarify that the transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and has included an opinion of counsel filed as Exhibit 8.4 supporting this conclusion. In addition, the Company’s counsel has revised its opinion filed as Exhibit 8.3 to the Amended Registration Statement to address the material U.S. federal income tax consequences to Expro’s shareholders of owning and disposing of our Common Stock received in the merger. Please see pages 8, 28 and 97.

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Securities and Exchange Commission

July 19, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ Melissa Cougle
Name:	Melissa Cougle
Title:	Chief Financial Officer

Enclosures

cc:	Michael S. Telle, Vinson & Elkins L.L.P.